LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 31, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - File Nos. 333-163981 and 811-22356

Revised Form N1-A/A

Request for Acceleration of Effective Date – Rule 461

Dear Mr. Di Stefano:

Kindly accept this letter in response to your additional comments on our client’s initial N1-A/A filing submitted on March 22, 2010. This letter will address only those items which were discussed in our telephone call on March 29, 2010.  Accordingly, please find our clients responses below.

FEES AND EXPENSES OF INVESTING IN THE FUND:

Comment / Response:

Previously, you asked that our client indicate in the appropriate line item on the fee table that the Fund will assess a 12b-1 plan fee of 25 basis points.  Our response was “The Advisor has indicated that the Rule 12b-1 fee will not be imposed until after December 31, 2011.  Accordingly, since the fee will not be imposed within one year from the date of the effective date of the registration statement, this line item has been removed.

As a follow up to that comment and response, you asked that this be expressed in a footnote to the table.  Accordingly, we have revised the table to include the footnote below:

2 The Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing. The Plan will not be activated through December 31, 2011.

Comment:

In response to your previous request, we had inserted additional language in footnote #5 concerning the termination rights of the Management Agreement.  In doing so, the phrase “or by you” was added to the end of the last sentence.  This phrase, as we both agreed, is redundant; and it has been removed.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND:

Comment:

Previously, you noted that since the Fund is a "balanced" fund, it should indicate that the Fund will invest at least 25% of total assets in equities, and at least 25% in fixed income securities.

Response:

In further response to your additional request that this be expressed more directly, the following underlined language has been inserted to provide for this disclosure.

As a Balanced Fund, under normal circumstances, the Fund will invest up to 70%, but not less than 25% of its total assets in equity securities. The equity component of the Fund’s portfolio will primarily consist of securities of large capitalization companies (i.e., companies with market capitalizations over $10 billion), but the Fund may also invest in small- and mid-capitalization companies if the advisor believes that such investments provide opportunities for greater returns. Equity securities in which the Fund may invest include primarily common stocks, as well as securities convertible into common stocks, preferred stock and exchange-traded funds (ETFs). The Fund may also invest in real estate investment trusts (REITs).

Further, under normal circumstances, the Fund will invest at least 30%, but not less than 25% of its total assets in fixed income securities. The fixed income securities in the Fund’s portfolio will primarily have maturities of 5 years or less; however, from time to time, the Fund may invest in fixed income securities with maturities of up to 30 years. Fixed income securities in which the Fund may invest include securities issued by the U.S. government and its agencies and instrumentalities, corporate bonds, foreign government bonds, municipal bonds, and zero-coupon bonds. The Fund typically invests in fixed income securities rated investment grade at the time of purchase (at least BBB/Baa or higher) as determined by one of the following rating organizations: Standard and Poor’s Ratings Group (“S&P”), Fitch Ratings (“Fitch”) or Moody’s Investors Service, Inc. (“Moody’s”) or, if unrated, determined by the advisor to be of comparable quality. From time to time, depending on general market conditions and the prospects presented by the individual security, the Fund may invest in non-investment grade fixed income securities, commonly known as junk bonds. The Fund will not invest more than 5% of its assets in junk bonds (determined at the time of purchase). The Fund may also invest in reverse convertible notes, which are short-term notes (i.e., with maturities of 1 year or less) linked to individual equity securities which make a single coupon payment at maturity. The holder of the notes has the right to receive at maturity either a fixed cash payment or a fixed number of shares of common stock, depending on the price history of the underlying common stock.

INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES AND RISKS:

Comment:

Please clarify the disclosure that the adviser intends to purchase securities "mainly for the long-term", as it is confusing, and appears to be contradicted by the predecessor fund's record of relatively high portfolio turnover rate, as well as risk disclosure elsewhere in this section. Please indicate in the Summary that the Fund will likely experience high portfolio turnover.

Response:

The corresponding language has been revised to read as follows:

Although the Fund will not seek to realize profits by anticipating short-term market movements as it is the advisor’s intent to purchase securities for the long-term, when the advisor deems that change will benefit the Fund, portfolio turnover will not be a limiting factor.  Accordingly, the Fund will likely experience high portfolio turnover which may result in higher transaction costs and which may also result in higher taxes when Fund shares are held in a taxable account.

OTHER PURCHASE INFORMATION:

Comment:

Previously, you asked what the legal basis is for the statement that certain shareholders will not be able to redeem until a 15 day holding period has expired.

Response:

With the enactment of the U.S. Treasury / SEC anti-money laundering reporting requirements, the fund has implemented a policy by which all cash deposits over $10,000.00 are prohibited from being redeemed for a fifteen (15) day period in order to allow for the fund to obtain a response to its reporting obligation.  If it is determined through the reporting process that the depositor is a suspected terrorist, the return of the deposit is readily available.  As a result, the fund may place a hold on the account until the depositor is cleared.  Some Funds have implemented a policy which places a hold not only on cash deposit, but also on check deposits of this amount as well.

Comment:

Previously, you asked - What is the meaning of the statement "It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent", given these entities were previously identified as "authorized persons or designees", whose receipt of orders determines the NAV at which the orders will be processed?  During our last conversation we both agreed that this language should be deleted.

Response:

This language has been deleted.

BACK COVER OF PROSPECTUS:

Comment:

Please provide all disclosure required by Item 1 (b) of Form N-1A. The registration currently contains none of the required disclosure.  This did not appear in the prospectus itself in the prior filing.

Response:

It has been included in this filing.  Additional disclosure has been provided as requested.  The disclosure language reads as follows:

HOW TO GET MORE INFORMATION

  Additional information about the Fund’s investments is available in the:

  •

Statement of Additional Information (“SAI”) which contains more detail about some of the matters discussed in the prospectus. The SAI is incorporated by reference (and therefore legally a part of this prospectus) into the prospectus.

  •

Annual and Semi-Annual Reports to shareholders which describe the Fund’s performance and list its portfolio securities. They also include a letter from Fund management describing the Fund’s investment strategies that significantly affected the Fund’s performance during the last fiscal year as well as a discussion of the market conditions and trends and their implications on the Fund.

You may obtain free copies of the Fund’s SAI or Fund’s Annual and/or Semi-Annual reports, or other information about the Fund or your account or other shareholder inquiries, by calling 1-800-494-2755. Also, copies of the foregoing may be obtained at the Fund’s Internet website found at www.thearcherfunds.com. When a Fund (or a financial intermediary through which shares of the Fund may be purchased or sold) receives a request for its SAI, its Annual Report, or its Semi-Annual report, the Fund (or financial intermediary) must send the requested document within three (3) business days of receipt of the request, by first class mail or other means designed to ensure equally prompt delivery.

You may also view and obtain copies of the SAI, and/or other Fund reports and other information directly from the SEC by:

  •

visiting the SEC’s Public Reference Room in Washington, D.C. (Call 1-202-551-8090 for information about the Public Reference Room.)

  •

sending a written request, plus a duplicating fee, to the SEC’s Public Reference Section, Washington, D.C. 20549-1520, or by E-mail request to: publicinfo@sec.gov

  •

visiting the EDGAR Database on the SEC’s Internet website - http://www.sec.gov

The Fund’s 1940 Act File Number with the SEC is: 811-22356.

Further, on behalf of the above named registrant, and as a follow-up to our telephone conversation, this letter will serve as its request for acceleration of the “Effective Date” of its most recent Form N-1A, filed March 31, 2010.  At this time, the registrant’s filing has been reviewed by you. The registrant has responded to the comments that have been made; and the filing revised to what I understand is to your satisfaction.  Accordingly, the registrant seeks acceleration of the “Effective Date” to April 1, 2010, pursuant to Rule 461 of the Securities Act of 1933.

In furtherance of the foregoing request, we acknowledge the following on behalf of our client, the above named registrant:

1) Should the Commission, or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission, or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)  The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

I trust that we have answered each and every item you have raised.   Should you have any additional questions, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks